Exhibit (g)

CERTAIN INFORMATION RELATING TO THE BANK’S DEBT SECURITIES

The following information relates to certain U.S. federal income tax consequences of owning the securities described in the Bank’s prospectus dated September 14, 2018 (the “Prospectus”) and supplements the disclosure under the caption “Certain Tax Considerations—United States Taxation” set forth in the Prospectus.

Additional Information on United States Taxation

As described in the Prospectus, withholding under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (“FATCA”) will potentially apply to payments in respect of any Guaranteed Debt Securities that are treated as “foreign passthru payments” for FATCA purposes. U.S. Treasury guidance extends the start date of such withholding to the date that is two years after the date on which final regulations defining foreign passthru payments are published in the U.S. Federal Register.

The following disclosure supersedes and replaces the disclosure set forth under the caption “Legal Opinions” in the Prospectus.

Legal Opinions

The validity of the Guaranteed Debt Securities and Warrants will be passed upon on behalf of the Bank by RA Dr. Alexander Russ, Währingerstraße 2-4, A-1090 Vienna, Austria and/or RA Dr. Martin Oppitz, Ebendorferstraße 6/10, A-1010 Vienna, Austria and by Allen & Overy LLP, Haus am OpernTurm, Bockenheimer Landstrasse 2, 60306 Frankfurt am Main, Germany. The validity of the Guaranteed Debt Securities and Warrants will be passed upon on behalf of the underwriters by Davis Polk & Wardwell London LLP, 5 Aldermanbury Square, London EC2V 7HR, United Kingdom. In giving their opinions Allen & Overy LLP and Davis Polk & Wardwell London LLP may rely as to all matters of Austrian law upon the opinions of RA Dr. Alexander Russ and RA Dr. Martin Oppitz.